UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Ironclad Distillery, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Virginia

    Date of organization
    May 21, 2014

Physical address of issuer
124 23rd St., Newport News, VA 23607

Website of issuer
ironcladdistillery.com

Current number of employees
6

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$838,952.00	$624,444.00
Cash & Cash Equivalents	$16,537.00	$21,863.00
Accounts Receivable	$15,485.00	$17,833.00
Short-term Debt	$34,004.00	$70,036.00
Long-term Debt	$32,881.00	$44,745.00
Revenues/Sales	$462,191.00	$264,591.00
Cost of Goods Sold	$97,184.00	$95,074.00
Taxes Paid	$0.00	$0.00
Net Income	$1,679.00	-$49,108.00

April 30, 2020

FORM C-AR

Ironclad Distillery, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Ironclad Distillery, Inc., a Virginia Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at ironcladdistillery.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2020.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's

current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

SUMMARY 5
    The Business 6
RISK FACTORS 6
    Risks Related to the Company's Business and Industry 6
BUSINESS 9
    Description of the Business 9
    Business Plan 9
    History of the Business 9
    The Company's Products and/or Services 9
    Competition 10
    Customer Base 10
    Intellectual Property 10
    Governmental/Regulatory Approval and Compliance 10
    Litigation 11
    Other 11
DIRECTORS, OFFICERS AND EMPLOYEES 11

     Directors 11
     Officers 12
     Employees 14
CAPITALIZATION AND OWNERSHIP 14
     Capitalization 14
     Ownership 16
FINANCIAL INFORMATION 16
     Operations 16
     Liquidity and Capital Resources 16
     Capital Expenditures and Other Obligations 16
     Material Changes and Other Information 17
     Trends and Uncertainties 17
     Restrictions on Transfer 17
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 17
     Related Person Transactions 17
     Conflicts of Interest 18
OTHER INFORMATION 18
     Bad Actor Disclosure 19
EXHIBITS 23
     EXHIBIT A 24

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Ironclad Distillery, Inc. (the "Company") is a Virginia Corporation, formed on May 21, 2014.

The Company is located at 124 23rd St., Newport News, VA 23607.

The Company's website is ironcladdistillery.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

We ferment, distill, age, and bottle bourbon using only Virginia-grown grains. We currently sell through several Virginia ABC stores and through the Naval Base Exchange in Virginia Beach, Virginia.

RISK FACTORS

Risks Related to the Company's Business and Industry

We rely on other companies to provide basic ingredients for our products.
We depend on these suppliers to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two suppliers for a particular basic ingredient.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

The Company intends to use the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success of will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Stephen King, Kara King and Owen King in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Stephen King, Kara King and Owen King die or become disabled, the Company will not

receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

We are dependent on third-party suppliers for key raw materials, packaging materials and production inputs, and our use of natural ingredients exposes us to weather and crop reliability.
We purchase the raw materials used in the distilling of our spirits from a number of domestic and foreign third-party suppliers. Malt is an agricultural product and therefore many outside factors, including weather conditions, farmers rotating out of hops or barley to other crops, pests, government regulations and legislation affecting agriculture, could affect quality, price and supply. We are exposed to the quality of the barley crop each year, and significant failure of a crop would adversely affect our costs.

Our spirits business uses oak barrels to age certain spirits we produce.
We compete with wine producers and other spirits producers for such oak barrels, which may be in limited supply. If we are unable to purchase a sufficient number of oak barrels at commercially reasonable prices, it could have a material adverse effect on the growth prospects, financial condition and results of operations of our business.

We are subject to governmental regulations affecting our distillery and tasting rooms.
Federal, state and local laws and regulations govern the production and distribution of spirits, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships and various other matters. To operate our distillery, we must obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the Food and Drug Administration, state alcohol regulatory agencies and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Our tasting rooms are subject to alcohol beverage control regulations that generally require us to apply to a state authority for a license that must be renewed annually and may be revoked or suspended for cause at any time. These alcohol beverage control regulations relate to numerous aspects of daily operations of our tasting rooms, including minimum age of patrons and employees, hours of operation, advertising, trade practices, inventory control and handling, storage and dispensing of alcohol beverages. Noncompliance with such laws and regulations may cause the Alcohol and Tobacco Tax and Trade Bureau or any particular state or jurisdiction to revoke its license or permit, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines.

The craft spirits business is seasonal in nature, and we are likely to experience fluctuations in results of operations and financial condition.
Sales of craft spirits products are somewhat seasonal, with the second quarter historically having lower sales than the rest of the year.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.
Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.
We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

We ferment, distill, age, and bottle bourbon using only Virginia-grown grains. We currently sell through several Virginia ABC stores and through the Naval Base Exchange in Virginia Beach, Virginia.

Business Plan

Our goal for the next two years is to grow our distribution out of state. We have over 6000 gallons of bourbon aging so we have sufficient inventory to grow our sales base.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Bourbon	Hand crafted, small batch bourbon	Consumers above the age of 21 located in the state of Virginia

We have entered into an agreement with a distributor in Connecticut to distribute our products throughout the state. We expect to reach an agreement with a distributor covering Maryland, Delaware, and DC soon.

The Virginia Alcoholic Beverage Control (ABC) distributes our bourbon in 372 stores statewide. The Naval Base Exchange distributes our bourbon from their warehouse to ordering base exchanges.

Competition

The Company's primary competitors are other small-batch, hand-crafted bourbon distillers.

We utilize local history to promote our product since our distillery is within viewing distance from the site of the historic Battle of the Ironclads from the U.S. Civil War. We are priced competitively with other high-end bourbons so as not to be confused with bottom-shelf products.

Customer Base

We sell through Virginia ABC retail stores and have sold about 20,000 bottles at 375 and 750 ml.

Intellectual Property

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
TTB	DSP-VA-20023	Permit to distill alcohol	

Governmental/Regulatory Approval and Compliance

Our business has been and will continue to be subject to the Virginia ABC, and various other U.S. laws and regulations. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 124 23rd St., Newport News, VA 23607

The Company has the following additional addresses:

The Company conducts business in.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Kara King

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CMO, December 2014 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

December 2014 to present: Marketing, company social media, build-out planning, bottling, cleaning, sales

---

Name

Owen King

All positions and offices held with the Company and date such position(s) was held with start and ending dates

COO, May 22, 2014 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

May 2014 to present: Bourbon production, bottling, cleaning

Name

Stephen King

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President, May 2014 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

President - responsible for managing financials, helping with distilling, planning, sales, bottling, and other operational duties.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Kara King

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CMO, December 2014 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

December 2014 to present: Marketing, company social media, build-out planning, bottling, cleaning, sales

---

Name

Owen King

All positions and offices held with the Company and date such position(s) was held with start and ending dates

COO, May 22, 2014 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

May 2014 to present: Bourbon production, bottling, cleaning

Name

Stephen King

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President, May 2014 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

President - responsible for managing financials, helping with distilling, planning, sales, bottling, and other operational duties.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Virginia law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 6 employees in Virginia.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	200,000
Voting Rights	One vote per shareholder
Anti-Dilution Rights	n/a
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	n/a

Type of security	Series Seed Preferred Stock Units of Preferred Stock
Amount outstanding	69,161
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

The Company has the following debt outstanding:

Type of debt	equipment lease
Name of creditor	Boston Capital
Amount outstanding	$29,744.00
Interest rate and payment schedule	n/a
Amortization schedule	5 yr amortization with $1 buy out
Describe any collateral or security	equipment
Maturity date	April 30, 2022
Other material terms	

Type of debt	Bank loan
Name of creditor	BB&T
Amount outstanding	$3,136.00
Interest rate and payment schedule	4.3% $540 per month. As of April 2020, it is paid off.
Amortization schedule	
Describe any collateral or security	none
Maturity date	
Other material terms	

The total amount of outstanding debt of the company is $32,880.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Preferred Stock	26,307	$236,765.00	tasting room expansion	February 14, 2019	Regulation CF

Ownership

The company is owned by three partners, Stephen King (34%), Owen King (33%), Kara King (33%)

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Stephen King	34.0%
Owen King	33.0%
Kara King	33.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Sales through our tasting room have exceeded our best expectations by more than double. Navy Exchange sales have increased substantially since the introduction of 750 ml bottles. We shipped our first order to Connecticut. Since we started making hand sanitizer for the Pandemic, we have paid off all our debts, paid forward all our insurance, and have the highest liquidity we've ever experienced.

We made a profit in 2019 and expect 2020 to be a break out year.

Liquidity and Capital Resources

On February 14, 2019 the Company conducted an offering pursuant to Regulation CF and raised $236,764.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Hand sanitizer production has increased our monthly revenue by almost triple.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Rent

Related Person/Entity	Carol King - Stephen's wife, Owen and Kara's mother
Relationship to the Company	none
Total amount of money involved	$750.00
Benefits or compensation received by related person	rental income
Benefits or compensation received by Company	operating space
Description of the transaction	Rental payments made to BKO LLC, owner

	of our building, which is owned by Carol King

Current Interest in Property

Related Person/Entity	Carol King - Stephen's wife, Owen and Kara's mother
Relationship to the Company	none
Total amount of money involved	$750.00
Benefits or compensation received by related person	rental income
Benefits or compensation received by Company	none
Description of the transaction	Our building is owned by BKO LLC which is owned by Carol King

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Stephen King
(Signature)

Stephen King
(Name)

President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Stephen King
(Signature)

Stephen King
(Name)

President
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Stephen King, being the founder of Ironclad Distillery, Inc., a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2019, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2019, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Stephen King
_____
(Signature)

Stephen King
_____
(Name)

President
_____
(Title)

_____
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Tinaro Tax &
ACCOUNTING Inc.

757-613-5083

4772 Euclid Rd. | Virginia Beach, VA 23462

Ironclad Distillery, Inc.
Stephen M. King, President
124 23rd Street
Newport News, VA 23607

Accountant's Compilation Report

Dear Mr. King,

Management is responsible for the accompanying financial statements of Ironclad Distillery, Inc., which comprise the balance sheets for the twelve months ended December 31, 2019 and 2018 and the related statements of income, retained earnings, and cash flows for the periods than ended, and the related notes to the financial statements, in accordance with accounting principles generally accepted in the United States of America. We have performed compilation engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. We do not express an opinion, a conclusion, nor provide any assurance of these financial statements.

The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management. The supplementary information was not subject to our compilation engagement. We do not express an opinion, a conclusion, nor provide any assurance of such information.

Tinaro Tax & Accounting, Inc.

Virginia Beach, Virginia
February 5, 2020

Ironclad Distillery, Inc.
Comparative Balance Sheet

	December 31, 2019	December 31, 2018	Difference
ASSETS			
Current Assets			
Bank Accounts	$ 16,536.99	$ 21,863.22	$ (5,326.23)
Accounts Receivable	15,485.84	8,396.66	7,089.18
A/R Dept of VA ABC	-	9,436.14	(9,436.14)
Inventory	322,341.85	182,049.81	140,292.04
Total Current Assets	**354,364.68**	**221,745.83**	**132,618.85**
Fixed Assets			
Building Improvements	285,139.84	197,968.63	87,171.21
Equipment	17,949.59	12,280.00	5,669.59
Office Equipment	300.00	300.00	-
Production Equipment	181,353.01	181,353.01	-
Tasting Room Fixtures	48,116.69	19,249.24	28,867.45
Vehicles	25,000.00	9,000.00	16,000.00
Total Fixed Assets	557,859.13	420,150.88	137,708.25
Accumulated Depreciation	(93,979.87)	(44,656.80)	(49,323.07)
Net Fixed Assets	**463,879.26**	**375,494.08**	**88,385.18**
Other Assets			
Investment Fees	32,482.05	32,482.05	-
Accumulated Amortization	(11,774.44)	(5,278.00)	(6,496.44)
Total Other Assets	**20,707.61**	**27,204.05**	**(6,496.44)**
TOTAL ASSETS	**$ 838,951.55**	**$ 624,443.96**	**$ 214,507.59**
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable	$ 14,291.47	$ 37,011.33	$ (22,719.86)
BB&T Credit Card Payable	10,903.24	13,594.95	(2,691.71)
A/P Dept of VA ABC	8,808.91	18,989.33	(10,180.42)
Sales Tax Payable	-	440.79	(440.79)
Total Current Liabilities	**34,003.62**	**70,036.40**	**(36,032.78)**
Long-Term Liabilities			
BB&T Commercial Loan	3,136.58	10,386.34	(7,249.76)
N/P Production Equipment	29,744.57	34,359.07	(4,614.50)
Total Long-Term Liabilities	**32,881.15**	**44,745.41**	**(11,864.26)**
Total Liabilities	**66,884.77**	**114,781.81**	**(47,897.04)**
Equity			
Capital Stock	2,000.00	2,000.00	-
Preferred Stock	685,406.26	449,743.51	235,662.75
Retained Earnings	(109,805.19)	(63,103.88)	(46,701.31)
Shareholder Contributions	192,786.56	167,723.83	25,062.73
Net Income	1,679.15	(46,701.31)	48,380.46
Total Equity	**772,066.78**	**509,662.15**	**262,404.63**
TOTAL LIABILITIES AND EQUITY	**$ 838,951.55**	**$ 624,443.96**	**$ 214,507.59**

Ironclad Distillery, Inc.
Statement of Stockholders' Equity

	Common stock	Preferred stock	Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
Balances as December 31, 2017	$ 2,000.00	449,743.51	152,723.93	(63,103.88)	$ 541,363.56
Additional Paid-in Capital			14,999.90		
Net Income/ (loss)				(46,701.31)	(46,701.31)
Balances as December 31, 2018	$ 2,000.00	449,743.51	167,723.83	(109,805.19)	$ 509,662.15
Change in Preferred Stock		235,662.75			235,662.75
Additional Paid-in Capital			25,062.73		25,062.73
Net Income/ (loss)				1,679.15	1,679.15
Balances as December 31, 2019	$ 2,000.00	$ 685,406.26	$ 192,786.56	$ (108,126.04)	$ 772,066.78

Ironclad Distillery, Inc.
Comparative Statement of Income

	Jan - Dec 2019	Jan - Dec 2018	Difference
Income			
Sales Of Product Income	$ 159,593.62	$ 83,223.64	$ 76,369.98
Square Income	296,900.21	180,916.87	115,983.34
Sales of Barrels	-	450.00	(450.00)
Special Event Income	5,696.70	-	5,696.70
Total Income	**462,190.53**	**264,590.51**	**197,600.02**
Cost of Goods Sold	**97,183.74**	**95,074.69**	**2,109.05**
Gross Profit	**$ 365,006.79**	**$ 169,515.82**	**$ 195,490.97**
Expenses			
ABC Commission	88,714.76	66,820.41	21,894.35
Advertising and Promotion	39,978.19	19,202.24	20,775.95
Amortization	6,496.44	4,872.00	1,624.44
Automobile Expenses	16,165.66	9,976.12	6,189.54
Bank Service Charges	2,494.64	1,466.68	1,027.96
Charitable Contributions	500.00	112.70	387.30
Computer Equipment	-	26.48	(26.48)
Depreciation Expense	21,169.25	10,592.00	10,577.25
Dues and Subscriptions	1,385.16	1,186.24	198.92
Employee Benefits	3,500.00	-	3,500.00
Equipment Rental	-	1,891.39	(1,891.39)
Insurance Expense	21,693.39	8,726.92	12,966.47
Interest Expense	19,292.67	14,615.01	4,677.66
Legal and Professional Fees	14,649.99	9,977.20	4,672.79
Licenses and Taxes	9,567.92	3,519.55	6,048.37
Meals and Entertainment	579.02	1,191.81	(612.79)
Meetings and Trainings	2,488.28	1,135.92	1,352.36
Miscellaneous Expense	106.86	(2,359.37)	2,466.23
Office Supplies	963.51	1,850.15	(886.64)
Officers Life Insurance	360.50	-	360.50
Outside Services	913.03	-	913.03
Payroll Expense	39,427.63	17,891.09	21,536.54
Payroll Fees	1,548.26	820.32	727.94
Payroll Tax	3,216.16	4,929.65	(1,713.49)
Postage and Delivery	1,887.99	1,264.51	623.48
Rent Expense	9,000.00	9,000.00	-
Repair & Maintenance	2,224.13	2,535.89	(311.76)
Building Repairs & Maintenance	3,906.65	6,953.79	(3,047.14)
Total Repair & Maintenance	**6,130.78**	**9,489.68**	**(3,358.90)**
Small Tools & Supplies	12,227.66	4,865.93	7,361.73
Special Events expense	3,327.01	625.00	2,702.01
Square Fees	13,020.46	6,300.77	6,719.69
Tolls	-	7.50	(7.50)
Travel	22,609.97	6,683.26	15,926.71
Total Expenses	**$ 363,415.19**	**$ 216,681.16**	**$ 146,734.03**
Net Operating Income	**$ 1,591.60**	**$ (47,165.34)**	**$ 48,756.94**
Other Income			
Interest Income	87.55	464.03	(376.48)
Total Other Income	**87.55**	**464.03**	**(376.48)**
Net Other Income	**87.55**	**464.03**	**(376.48)**
Net Income	**$ 1,679.15**	**$ (46,701.31)**	**$ 48,380.46**

Ironclad Distillery, Inc.
Comparative Statement of Cash Flows

	Jan - Dec 2019	Jan - Dec 2018
OPERATING ACTIVITIES		
Net Income	1,679.15	(46,701.31)
Depreciation	49,323.07	19,793.80
Amortization	6,496.44	4,872.00
Adjustments to reconcile Net Income:		
Accounts Receivable	(7,089.18)	15,785.01
A/R Dept of VA ABC	9,436.14	(3,287.17)
Equipment Down Payment	-	20,372.00
Inventory	(140,292.04)	(37,999.94)
WIP Tasting Room Fixtures	-	8,145.08
Accounts Payable	(22,719.86)	24,629.27
BB&T Credit Card Payable	(2,691.71)	1,515.14
A/P Dept of VA ABC	(10,180.42)	18,989.33
Sales Tax Payable	(440.79)	382.58
Unassigned Tax Agency for Apps Payable	-	(444.41)
Net cash provided by operating activities	**(116,479.20)**	**26,051.38**
INVESTING ACTIVITIES		
Building Improvements	(87,171.21)	(121,708.47)
Equipment	(5,669.59)	(5,000.00)
Production Equipment	-	(137,068.00)
Tasting Room Fixtures	(28,867.45)	(21,655.99)
Vehicles	(16,000.00)	-
Net cash provided by investing activities	**(137,708.25)**	**(285,432.46)**
FINANCING ACTIVITIES		
BB&T Commercial Loan	(7,249.76)	10,386.34
N/P Production Equipment	(4,614.50)	34,359.07
Preferred Stock	235,662.75	-
Shareholder Contributions	25,062.73	14,999.90
Net cash provided by financing activities	**248,861.22**	**59,745.31**
Net cash increase for period	**(5,326.23)**	**(199,635.77)**
Beginning Cash	21,863.22	221,498.99
Ending Cash	$ **16,536.99**	$ **21,863.22**

SUPPLEMENTARY

INFORMATION

Ironclad Distillery, Inc.
Comparative Statement of Income by Quarter

	Jan - Mar, 2019	Apr - Jun, 2019	Jul - Sep, 2019	Oct - Dec, 2019	Total
Income					
Sales Of Product Income	$ 30,349.27	$ 39,771.57	$ 66,625.17	$ 22,847.61	$ 159,593.62
Special Event Income	2,140.00	1,574.00	-	1,982.70	5,696.70
Square Income	76,750.52	57,841.06	49,342.02	112,966.61	296,900.21
Total Income	**109,239.79**	**99,186.63**	**115,967.19**	**137,796.92**	**462,190.53**
Cost of Goods Sold	22,214.59	16,201.16	27,163.91	31,604.08	97,183.74
Gross Profit	$ **87,025.20**	$ **82,985.47**	$ **88,803.28**	$ **106,192.84**	$ **365,006.79**
Expenses					
ABC Commission	18,595.27	19,412.04	19,935.89	30,771.56	88,714.76
Advertising and Promotion	6,546.91	9,530.09	6,317.69	17,583.50	39,978.19
Amortization	1,624.11	1,624.11	1,624.11	1,624.11	6,496.44
Automobile Expenses	3,858.33	4,500.47	2,305.54	5,501.32	16,165.66
Bank Service Charges	1,543.21	505.70	58.88	386.85	2,494.64
Charitable Contributions	-	-	500.00	-	500.00
Depreciation Expense	4,875.72	4,875.72	4,875.72	6,542.09	21,169.25
Dues and Subscriptions	128.00	120.00	80.00	1,057.16	1,385.16
Employee Benefits	-	-	2,000.00	1,500.00	3,500.00
Insurance Expense	7,192.48	5,624.18	6,524.00	2,352.73	21,693.39
Interest Expense	4,260.87	7,332.20	4,030.37	3,669.23	19,292.67
Legal and Professional Fees	3,493.24	6,169.00	4,537.75	450.00	14,649.99
Licenses and Taxes	1,214.42	5,127.89	583.36	2,642.25	9,567.92
Meals and Entertainment	131.34	156.28	80.91	210.49	579.02
Meetings and Trainings	479.05	355.96	1,289.92	363.35	2,488.28
Miscellaneous Expense	-	106.86	-	-	106.86
Office Supplies	420.47	94.33	305.18	143.53	963.51
Officers Life Insurance	360.50	-	-	-	360.50
Outside Services	-	-	913.03	-	913.03
Payroll Expense	3,895.22	6,924.78	13,105.90	15,501.73	39,427.63
Payroll Fees	355.31	412.78	343.98	436.19	1,548.26
Payroll Tax	741.86	2,474.30	-	-	3,216.16
Postage and Delivery	287.70	427.70	449.38	723.21	1,887.99
Rent Expense	2,250.00	2,250.00	2,250.00	2,250.00	9,000.00
Repair & Maintenance	487.95	623.31	464.76	648.11	2,224.13
Building Repairs & Maintenance	727.83	1,155.73	418.09	1,605.00	3,906.65
Total Repair & Maintenance	**1,215.78**	**1,779.04**	**882.85**	**2,253.11**	**6,130.78**
Small Tools & Supplies	602.73	2,716.48	4,522.42	4,386.03	12,227.66
Special Events expense	-	-	769.00	2,558.01	3,327.01
Square Fees	3,657.22	4,501.57	1,545.46	3,316.21	13,020.46
Travel	3,830.13	7,927.58	3,411.19	7,441.07	22,609.97
Total Expenses	**71,559.87**	**94,949.06**	**83,242.53**	**113,663.73**	**363,415.19**
Net Operating Income	$ **15,465.33**	$ **(11,963.59)**	$ **5,560.75**	$ **(7,470.89)**	$ **1,591.60**
Other Income					
Interest Income		45.73	39.35	2.47	87.55
Total Other Income	-	**45.73**	**39.35**	**2.47**	**87.55**
Net Other Income	-	**45.73**	**39.35**	**2.47**	**87.55**
Net Income	$ **15,465.33**	$ **(11,917.86)**	$ **5,600.10**	$ **(7,468.42)**	$ **1,679.15**

Ironclad Distillery, Inc.

Notes to Financial Statements

Years Ended December 31, 2019 and 2018

NOTE 1. Nature of Business and Significant Accounting Policies

Nature of Business

Ironclad Distillery, Inc., (the "Company") is a corporation organized under the laws of Virginia. The Company operates a small-batch bourbon distillery and tasting room in Newport News, Virginia.

NOTE 2. Significant Accounting Policies

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties related to dependence on key personnel, availability of key suppliers and raw materials, and the availability of operating capital.

Basis of Accounting

The accompanying financial statements were prepared using accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty and will become available within one year from the date of the financial statements, to be cash equivalents.

Trade Receivables

Trade receivables are stated at the amount management expects to collect from customers. Management considers substantially all of the trade receivables to be collectible.

Inventory

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Property and Equipment

Property and equipment consist principally of machinery and equipment, furniture and fixtures, vehicles, and leasehold improvements. Property and equipment are stated at cost with depreciation based on the straight-line method over the estimated useful life of the depreciable assets ranging from three to fifteen years.

Expenditures for maintenance and repairs are charged to expense when incurred. Major expenditures for additions, replacements, and betterments are capitalized.

NOTE 2 (Continued)

Revenue and Cost Recognition

The Company recognizes revenue upon shipment of product to its customers. It also recognizes sales of bourbon tastings and related retail products on the date of the cash receipt. Revenue is stated net of taxes collected by the Company on behalf of the local and state taxing authorities.

Costs of revenue include direct labor, direct materials, and overhead costs.

Advertising and Marketing Costs

Advertising and marketing costs are expensed when incurred.

Income Taxes

The Company is subject to federal and state income tax filing requirements with the United States and Virginia. The Company sustained net losses in prior years and the net losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and future valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements.

The Company's federal and state tax returns for the tax years 2016, 2017, and 2018 are subject to examination.

Preferred Stock

The Company completed a crowdfunding stock offering via Microventures in April 2019. The offering provided Series Seed II Preferred Stock to its investors. The Company received $235,662.75 through this Series Seed II crowdfunding and issued 30,869 preferred shares.

NOTE 3. INVENTORY

As of December 31, 2019 and 2018, the Company's inventory consists of the following:

	2019	2018
Raw Materials	$680.00	$7,500.06
Used Barrels	$750.00	$750.00
Merchandise	$955.00	$4,353.02
Bourbon Bottles (finished)	$2,359.99	$28,547.77
Works-in-Process Bourbon	$317,596.86	$140,898.96
Total	$322,341.85	$182,049.81

NOTE 4. LONG-TERM DEBT

Long-term debt as of December 31, 2019 and 2018 consists of the following:

	2019	2018
BB&T Commercial Loan	$3,136.58	$10,386.34
Production Equipment Loan	$29,744.57	$34,359.07
Total	$32,881.15	$44,745.41

NOTE 5. LEASES WITH RELATED PARTIES

The Company leases the building facilities from BKO, LLC, which LLC is owned by the wife of the owner Stephen King. The lease expense was $9,000.00 for the year ended December 31,2019 and $9,000 for 2018.

Future minimum lease payments are as follows:

2019	$ 9,000.00
2020	9,000.00
2021	9,000.00
Total	**$ 27,000.00**

NOTE 6. LITIGATION

Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations, or cash flows.

NOTE 7. CONCENTRATIONS OF RISK

The Company has a single, primary customer whose purchases account for the majority of the Company's sales. This may subject the Company to risk should the customer reduce its orders with the Company.

NOTE 8. SUBSEQUENT EVENTS

Management considered events subsequent through the end of the period and up to the date these financials were issued and has no additional events to report.